INVEST IN **PARAGON MOTORCYCLES, INC., DBA JANUS MOTORCYCLES**

Building the next great American motorcycle company


JANUS
MOTORCYCLES
JM-366

janusmotorcycles.com Goshen, IN

Highlights

1. Well-established, 14 yr-old company with expansive vision
2. Raised more than $3 million in new equity capital over the last 3 years
3. C-Corporation with experienced Board of Directors
4. Direct-to-consumer business model eliminates dealers and facilitates excellent customer experience
5. Tiny percentage of market in growing industry segment (< 450 cc)
6. Predominately U.S. made product line, with new product launch opportunities to expand
7. Enthusiastic, cult-like owner base and following
8. 30,000-name buyer and potential buyer email list represents proven distribution outlet

Featured Investors



Mark Zweig Follow Invested $190,000

"As a lifelong motorcyclist and entrepreneur, I was intrigued by both Janus' products and cult-like brand. It seemed like a rare opportunity for me to get involved with and invest in both a company and products in an industry that I am passionate about."



Korenstra Foundation Follow

"I am a long term investor in Janus Motorcycles and have had the opportunity to see the company grow but more importantly see the management team mature. I believe the best days of the company are just around the corner. The stage has been set for new products, expansion, and profitability"



Aaron Tippie Follow — Invested $100,000

"Aaron Tippie is a mechanical engineer with a passion for anything on wheels. He currently works in the professional services industry, building one of the fastest growing firms in the AEC industry. Outside of the office, he's spending time with his family or turning wrenches on a project car."



Charles McGahagin Follow — Invested $16,500
Syndicate Lead

I served 30 years in the U.S. Navy, retiring as a Master Chief Fire Controlman. Then 13 years as a Systems Engineer with NAVSEA.

"Having been a Janus customer since 2020 I have found them to be an outstanding company. Their goal has been to build quality motorcycles. They've stood behind their product's quality and ensuring their customer's satisfaction. Their approach to building motorcycles by hand, the dedication of the Janus Team, and maintaining customer satisfaction are unique in today's market. That is why I own three Janus motorcycles, support, and believe in Janus's success and vision."



Other investors include Paul Springmann, Eric Howerton, Paul Greenhagen

Team



Richard Worsham — Founder, Chairman, CEO, Head of Design

Richard is co-founder, head of design, and CEO at Janus Motorcycles. Richard has a Master of Architecture from Notre Dame, and since founding Janus, he's has overseen the launch of six model lines and the growth of the company into a national brand.



Mark Zweig — Board of Directors and CFO

Mark is the founder of Mark Zweig & Associates/Zweig White/Zweig Group (Inc 500/5000 list 1995, 1996, 2013, 2024); Mark Zweig, Inc. (Inc 5000 2014), and owner/director in many other ventures. He teaches entrepreneurship at The Walton College of Business.



Donald Scot Ferguson — Global Sourcing Director

Scot Ferguson brings extensive experience in global sourcing and supply chain management, with more than 20 yrs in the powersports industry. Previously, Scot held key leadership roles at Buell Motorcycle Company, Kuryakyn and LiveWire Electric Motorcycles



Bill Seals — General Manager

Bill Seals has over 20 years of manufacturing management experience specializing in continuous improvement, sourcing, inventory management, and MRP integration. Bill has a passion for motorcycles of all types and over a half million miles logged.



Eric Howerton — Board of Directors

Eric is a seasoned entrepreneur with over 25 years of experience in marketing, technology, and digital strategy. He co-founded AdFury in 2025, PodcastVideos.com in 2023, and WhyteSpyder in 2012, a firm sold to London-based Ascential (Flywheel) in 2021.



Doug Risser Board of Directors

Doug is a lifelong small business owner and resident of Goshen, Indiana, as well as former co-owner of Menno Travel, and current principal of MTS Realty, LLC. He has also served as an active board member of numerous non-profits in Elkhart County.



Paul Greenhagen Board of Directors

Paul Greenhagen served 37 years at Westwood Professional Services. Becoming CEO in 2010, he grew the firm from just over 100 to more than 1,600 employees. Paul retired as Westwood's CEO in 2023 and continues to serve on its Board of Directors.



Paul Springmann Board of Directors

Paul Springmann is software engineer turned entrepreneur. He most recently founded Nuqleous, a software company where he remains an advisor. He believes that it takes both passion and expertise around product or problem to build a successful company.



Aaron Tippie Board of Directors

Aaron Tippie is a mechanical engineer with a passion for anything on wheels. He currently works building one of the fastest growing firms in the AEC industry. Outside of the office, he's spending time with his family or turning wrenches on a project car.



Bruce Korenstra Board of Directors

Janus Motorcycles' earliest investor, Bruce Korenstra is a multi-faceted entrepreneur and investor. While his education is in accounting, he and his brother have started, bought, and sold numerous companies in the RV, trailer, and boating industries.

Rediscover the Joy of Riding


JANUS
MOTORCYCLES
THE NEW AMERICAN
MOTORCYCLE MANUFACTURER
Janus Motorcycles builds handcrafted, small-displacement bikes that celebrate the freedom, simplicity, and style that make motorcycling an art.
HIGHLIGHTS...
1800+ UNITS ACROSS THE US
50% SALES GROWTH - 2024
GROWING MODEL LINE
PASSIONATE CUSTOMERS


A NEW
CATEGORY OF
MOTORCYCLING

COMPANY MISSION...

To create a new American motorcycle that answers the real reason we ride. Create a machine that is beautiful and functional, and one that enhances the unique experience that a motorcycle provides—one the amplifies the experience of two-wheeled recreation.

COMPANY VISION...

To be recognized as one of the top American motorcycle companies doing $20 mill in profitable revenue by 2030, and $70 mill in profitable revenue by 2035. Be the envy of other small manufacturers in terms of organization, management practices, process, and workforce quality and morale.

Forward-looking statements are not guaranteed.

OUR OWNERS ARE...

• ENGAGED • EDUCATED • PASSIONATE
• VALUE AMERICAN-MADE • VALUE HAND-CRAFT
• VALUE CUSTOMIZATION


2024 JANUS MOTORCYCLES OWNERS RALLY
SEPTEMBER 13, 14, & 15 • GOSHEN, IN

OUR MODELS


Halcyon 450


Halcyon 250


GRYFFIN 250


GRYFFIN 450

PLUS AN EXCITING NEW MODEL ROAD MAP...

OUR MARKETING...

135K COMBINED AUDIENCE

3.5 MIL YOUTUBE VIEWS IN 2024

WEEKLY VIDEO RELEASES

ENGAGED LIVESTREAM

OUR TEAM



WHAT CAN YOU EXPECT AS AN INVESTOR?

1. You will be investing in a company with founder/management that is committed to growth, and the value of your investment is tied to the revenue growth rate.

- Richard Worsham, Notre Dame educated with a Master of Architecture, is not only the company co-founder but also CEO today. He is a strong, young, leader with high aspirations for himself and the company.
- Richard is a known figure in the motorcycle world and has established himself as such in part due to the weekly "Ramblestream" live show he puts on each week at 7 pm EST as well as his book, "The Rambler's Companion," in addition to motorcycle designs that harken back to another era.

2. Buying in at $33 a share has the opportunity to be worth five to ten times more in the next five to ten years (not guaranteed).

- At $10 mill revenue the firm should be earning a minimum of 15 percent EBIT. 8-12 times EBIT less debt for a specialized, rapidly growing manufacturing business would be a value of $12-18 million. $20 million revenue at the same multiple could be worth $24-36 million. That would be a 4-7 plus times multiple of buy-in price.
- $1 mill in new equity capital will allow the firm to buy parts to help build out our 3.5-4 month backlog and get the company past its 10 hike a week production mandate. From there, the potential is unlimited.
- The firm broke its own sales records in 2024 and in both June and July of this year. July's record is particularly impressive in light of significant on line advertising expenditure reductions. More volume with new suppliers already identified will reduce unit costs and make it even easier to be profitable over time.

Future projections are not guaranteed.

3. Janus is a well-established company with a 14-year history and loyal and enthusiastic owner and fan base.

- With over 1700 bikes sold many of our owners have multiple Janus motorcycles. Lowest production number bikes in each model range are highly sought out by collectors.
- Our in-house email marketing list includes over 30,000 thousand names and is continuously used and updated.
- Janus Motorcycles were named the coolest product made in Indiana in 2022.
- Janus direct-to-consumer distribution model maximizes margins and improves customer feedback.

4. Janus has a highly-involved board of directors and investors who have been very successful creating, growing, and exiting companies.

- Our board includes a half dozen company founders and CEOs who have successfully scaled their businesses and exited at extremely high valuations. One grew his company by 1600 percent over a 14 year period. One turned a marketing consulting firm into a software company and sold it at a high 8-figure valuation One has been on the Inc 500/5000 list five times. Most are serial entrepreneurs who have had multiple businesses in a wide range of industries.
- Each BOD member has made a significant financial investment in the company and each a track record of success in their respective fields. Their expertise is guiding the development of the company.

5. Janus is dedicated to continuous improvement in all areas of the business and is not shorting investments out of a desire to generate short-term profits.

- Significant resources have been devoted to R&D to support new model development. The firm even has a fully-operational electric motorcycle prototype.
- Implementation of the Backbone MRP system has taken place in 2025 which will revolutionize production efficiency and minimize supply chain interruptions and inventory investments. Once order to completion time for a custom-built bike is reduced from months to 30 days or less, sales will be even easier to secure.
- Janus has unique products and is poised to be a significant player in one of the few growing segments of the motorcycle market—the 400 to 500 cc street bike market—one that is easier for people to buy and attracts

younger riders and older riders alike.

- Motorcycle dealers are reporting a shortage of 250 cc and smaller bikes and inadequate supply to satisfy demand, while large displacement touring bikes from Harley Davidson and Indian are in a sales slump. There is a growing recognition that small bikes are cheaper, safer, more practical, and more fun for young and older riders alike.
- Triumph sold over 40,000 400cc streetbike models alone in their first year of offering, and is now selling more than 60,000 units of that bike alone world wide. Janus has but a micro share of this large and growing market.
- Janus motorcycles have been featured on Jay Leno's Garage, the New York Times, Esquire Magazine, and other places giving them national and even international attention and recognition.

Our team and leadership at Janus Motorcycles has a track record of producing motorcycles. We have a history of customer service. We have shown over the last decade that we are resourceful, growth oriented, and persistent.

We are on track to do 20x the revenue this year than we did our first year of production. We know how to grow!*

*Forward-looking statements are not guaranteed.**

For more information, see our attached business plan on this page.

JOIN US ON OUR JOURNEY TO BECOME THE NEW AMERICAN MOTORCYCLE MANUFACTURER!

Downloads

Janus Motorcycles Mid-Year Short Form Busines Plan.pdf